Contact

www.linkedin.com/in/makgrgic
(LinkedIn)
www.makgrgic.com (Company)

Top Skills

Guitar

Music

Classical

Languages

English (Native or Bilingual)

German (Professional Working)

Serbian (Native or Bilingual)

Slovenian (Native or Bilingual)

Croatian (Native or Bilingual)

Spanish (Elementary)

Mak Grgic

CEO at Notey Inc | Techstars '23 | Grammy-Nominated Classical Guitarist | Serial Founder | 2023 InnoVision Award in EdTech | Angel Investor

Cayce, South Carolina, United States

Summary

CEO of a startup Notey Inc, Grammy-nominated musician, entrepreneur, philanthropist, founder, curator, touring musician and college professor, Mak Grgic has been featured in The Washington Post, New York Times and LA Times.

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Experience

Notey Inc
Chief Executive Officer
July 2021 - Present (3 years 2 months)
Los Angeles, California, United States

G&G Guitars
Co-Founder
January 2021 - Present (3 years 8 months)

Import/export business selling custom fretless acoustic guitars worldwide.

Virtual Guitar Orchestra
Founder
March 2020 - Present (4 years 6 months)
Los Angeles

Pioneered the first-ever global guitar initiative, uniting the talents of total 350 guitarists from over 50 countries. Attained recognition by the Archives of The Library of Congress. Secured a break-even financial status within three months of establishment.

Connecticut Guitar Festival
Artistic Director
August 2019 - Present (5 years 1 month)

Selects artists and devises unique programming sequences. Drafts wrap-up reports for completed artistic activities. Consults with clients to discuss commission ideas and style preferences. Strengthens the festival's presence as the lead community organization for education of the under-privileged.

Elemental Music
Guitar Program Director
October 2015 - June 2022 (6 years 9 months)

Spearheaded the growth of Elemental Guitar from inception to its current three tiers of student enrollment and three dedicated teaching artists. Coordinates repertoire assignments, scheduling and teaching goals with two associate teachers. Leverages diverse learning strategies to prepare students for higher-level education requirements. Successfully adapted in-person group classes to a virtual context in light of the Covid-19 pandemic, personally organizing and editing a final collaborative student performance video. Secured up to 100K outsourced funding for the program.

Mount St. Mary's University
Faculty Member
January 2016 - June 2021 (5 years 6 months)

Maintains student records and evaluates each pupil's musical growth, performance and musical understanding. Devises and executes challenging and advanced curricula to foster excellence among students. Coordinates with departmental employees to maintain continuity of music lesson objectives, planning and execution.

EuroStrings - European Guitar Festival Collaborative
Co-Founder
November 2017 - May 2021 (3 years 7 months)

Introduced a novel European organizational matrix with clear roles to enhance processes and efficiency by network staff. Leads annual partner meetings, uniting seventeen international guitar festivals and their directors. Cultivates an innovative approach to educational, presenting and fundraising structure for guitar organizations in Europe. Oversees daily administrative operations, including communications, social media and accounting. Develops innovative sales, community engagement and marketing strategies to facilitate network expansion and visibility.

Education

University of Southern California

Doctor of Musical Arts, Music Business, Conducting and Music Theory · (2013 - 2016)

University of Southern California

Master of Music, Guitar Performance · (2011 - 2012)

University of Music and Performing Arts Vienna

Bachelor's Degree, Music · (2006 - 2010)